UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 21, 2009

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

In connection with a proposed public equity offering, CEMEX, S.A.B. de C.V. (“CEMEX”) is disclosing to prospective purchasers of its ordinary participation certificates certain information. CEMEX has elected to provide this information in this report on Form 6-K in the attached Exhibit 1 for informational purposes. This report on Form 6-K shall be deemed to be incorporated by reference into (i) CEMEX’s Registration Statement on Form F-3 (Registration No. 333-161787), filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2009, (ii) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-128657), filed with the Commission on September 28, 2008, (iii) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 28, 2001, and to be part thereof from the date this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

EXHIBIT NO.	EXHIBIT DESCRIPTION
1.	Certain information with respect to CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 21, 2009	By:	/s/ Ramiro G. Villarreal
		Name:	Ramiro G. Villarreal
		Title:	General Counsel

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION
1.	Certain information with respect to CEMEX.